Exhibit 99.1

Cybin Files an International Patent Application Covering Psychedelic Delivery Methods

TORONTO, CANADA – Oct 12, 2021 – Cybin Inc. (NEO:CYBN) (NYSE AMERICAN:CYBN) (“Cybin” or the “Company”), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has filed an international patent application related to methods for the delivery of psychedelic medications by inhalation and devices for performing those methods.

The application, governed by the Patent Cooperation Treaty (“PCT”), brings the potential to obtain patent coverage in 153 countries.

The Company believes that the delivery of psychedelic medications using inhalation may overcome key obstacles encountered by traditional oral drug administration. Specifically, the Company expects inhalation delivery to facilitate optimized psychedelic session timing compared to oral administration of the same compounds, lower doses of psychedelic therapeutics while preserving efficacy, and providing health care providers with more control during psychedelic sessions.

Filed in support of the Company’s CYB004 pre-clinical development program, the PCT filing serves to increase the Company’s library of drug delivery modalities directed to optimal delivery of psychedelics and further strengthens Cybin’s growing IP portfolio.

The PCT filing also includes support for future research programs respecting various systems which seek to minimize negative side effects in psychedelic psychotherapy patients, methods that enable lower and sub-psychedelic doses without impacting treatment efficacy and increasing the long-term efficacy of psychedelic sessions.

“The continued progression of our research programs guides our discovery of new molecules and differentiating treatment approaches. Continued innovation, as demonstrated by our expanding IP portfolio, positions Cybin as a leading innovator in the development of putative psychedelic treatments for a variety of mental health conditions,” said Doug Drysdale, the company’s CEO.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward looking statements in this news release include statements regarding the Company’s development of innovative drug delivery systems, novel formulation approaches and potential treatment regimens for psychiatric disorders and proprietary development strategy and development of medicinal psychedelics with improved dosing efficacy and therapeutic indices to address unmet medical needs.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the three months ended June 30, 2021 and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

The Neo Exchange Inc. has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Contact:

John Kanakis

Cybin Inc.

John@cybin.com